

April 30, 2014

Via E-mail
Leo Yi
Chief Financial Officer
China Commercial Credit, Inc.
No. 1688, Yunli Road, Tongli
Wujiang, Jiangsu Province
People's Republic of China
(86-0512) 636-0022

> **Re:** **China Commercial Credit, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 25, 2014**
> **File No. 333-193360**

Dear Mr. Yi:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed April 25, 2014

The Company, page 2

Business Strategy, page 3

1. We note your revisions on page 3 of Wujiang Luxiang's registered capital, both as of December 31, 2013 and as it has been subsequently increased. Please supplementally explain why these amounts have changed from previous amendments and revise to add an "as of" date for the current amount.

Competitive Strengths of Our P2P Lending Business, page 6

2.   We note your response to comment 3 from our letter dated April 15, 2014 and your related revisions to Pride Online's business plan. Please provide additional support for your claim that you have "no exposure to loss" or revise. Similarly, revise your discussion of Wujiang Luxiang's guarantee services beginning on page 60 to disclose whether and in what amounts Wujiang Luxiang intends to act as a guarantor and/or lender for loans through Pride Online.

Executive Compensation, page 82

Director Compensation, page 83

3.   We note your response to comment 5 from our letter dated April 15, 2014 that "Mr. Levy will not receive any stock compensation until" the issuance of such stock is approved by your stockholders. However, Item 402(r)(2)(iii) of Regulation S-K requires disclosure of the aggregate fair value as of the grant date of any stock awards and your disclosure on page 87 of Amendment No. 1 states that the amount deleted from Amendment No. 2 represents "the awards granted by the Company…in the fiscal year" suggesting that Mr. Levy's stock compensation has already been granted and thus disclosure is required. Furthermore, please explain why Mr. Levy received a larger proportion of his total annual compensation than other non-executive directors, as your disclosure on pages 78-79 states that all non-executive directors have served since August 12, 2013.

Certain Relationships and Related Transaction, page 84

4.   We note your response to comment 6 from our letter dated April 15, 2014 and reissue. Revise to include the previously deleted disclosure on both 1) the Share Exchange Agreements entered into on August 7, 2012, and 2) Mr. Yao's loan from February 15, 2011 as this loan was outstanding during part of fiscal year 2012. Otherwise, refer to Instruction 2 to Item 404(d) of Regulation S-K and provide us with detailed analysis for why you "believe Item 404 of Regulation S-K only requires disclosure of related party transactions that occurred since the beginning of the registrant's last fiscal year or currently proposed transactions." Please note that your disclosure related to the Share Exchange Agreements should include a list of all parents showing the basis of control and, as to each parent, the percentage of voting securities owned or other basis of control. Refer to Item 404(d)(3) of Regulation S-K.

5.   Revise your disclosure on Mr. Qin's interest in WFOE and Pride Online to include the approximate dollar amount of each transaction, the approximate dollar amount of Mr. Qin's interest in each transaction, and any other information related to these transactions or Mr. Qin, in relation to these transactions, that is material to investors in light of the circumstances. Refer to Items 404(a)(3)-(4), (6) and 404(d)(1) of Regulation S-K.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

6.   We note your response to comment 7 from our letter dated April 4, 2014. Please amend your filing to include the information included in response to our comment as previously requested.

Note 7. Allowance for Loan Losses, page F-17

7.   We note your response to comment 8 from our letter dated April 4, 2014. We continue to remain unclear as to what the "recoveries" represent in your allowance for loan losses table on page F-18 given that you have never recorded a loan charge-off and your asset quality has decreased due to increases in classified loans and employment of the "Five-Tier Principle." Also, to the extent you record the difference between the current period balance of ALLL and the prior period balance either as a recovery or provision, we would expect there to be either a recovery or a provision presented but not both. Please tell us and amend your filing to provide a clear understanding of these "recoveries" and their related impact on the provision for loan losses recorded.

Exhibits

8.   Revise to include a legal opinion in your next filed amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
    Barry I. Grossman, Esq.